PROSPECTUS	Filed pursuant to Rule 424(b)(3) File No. 333-188571

10,000,000 Shares

GENOMIC HEALTH, INC.

Common Stock

We may, from time to time, offer and sell up to 10,000,000 shares of our common stock in one or more offerings.  We will specify in the accompanying prospectus supplement more specific information about any such offering.

We may offer the shares of common stock for sale directly to investors or through underwriters, dealers or agents.  We will set forth the names of any underwriters, dealers or agents and their compensation in the accompanying prospectus supplement.

This prospectus may not be used to sell any shares of our common stock unless accompanied by a prospectus supplement.

Our common stock is traded on The NASDAQ Stock Market under the symbol “GHDX.”  On May 24, 2013, the last reported sale price of our common stock on The NASDAQ Stock Market was $37.00 per share.

Investing in our common stock involves risks.  See the section entitled “Risk Factors” in the accompanying prospectus supplement and in the documents we incorporate by reference in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is May 24, 2013.

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and the registration statement.  We have not authorized anyone else to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any state where the offer or sale is not permitted.  You should assume that the information in this prospectus and any prospectus supplement, or incorporated by reference, is accurate only as of the dates of those documents.  Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration, or continuous offering, process.  Under this shelf registration process, we may, from time to time, sell up to 10,000,000 shares of our common stock in one or more offerings.

This prospectus describes our common stock and the general manner in which we will offer our common stock.  Each time we sell shares of common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering.  Any prospectus supplement may also add, update or change information contained in this prospectus.  Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement.  The registration statement we filed with the SEC includes exhibits that provide more detail of the matters discussed in this prospectus.  You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” before making your investment decision.

Unless the context otherwise requires, references in this prospectus and the accompanying prospectus supplement to “Genomic Health,” “we,” “us” and “our” refer to Genomic Health, Inc. and its subsidiaries.

RISK FACTORS

Investing in our common stock involves risk. The prospectus supplement relating to a particular offering will contain a discussion of risks applicable to an investment in our common stock.  Prior to making a decision about investing in our common stock, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

GENOMIC HEALTH, INC.

Genomic Health, Inc. is a global healthcare company that provides actionable genomic information to personalize cancer treatment decisions.  We develop and globally commercialize genomic-based clinical laboratory services that analyze the underlying biology of cancer, allowing physicians and patients to make individualized treatment decisions.  Our first product, the Oncotype DX invasive breast cancer test, was launched in 2004 and is used for early stage invasive breast cancer patients to predict the likelihood of breast cancer recurrence and the likelihood of chemotherapy benefit.  In January 2010, we launched our second product, the Oncotype DX colon cancer test, which is used to predict the likelihood of colon cancer recurrence in patients with stage II disease.  In late December 2011, we made Oncotype DX available for patients with ductal carcinoma in situ (“DCIS”), a pre-invasive form of breast cancer. This test provides a DCIS Score that is used to predict the likelihood of local recurrence.  In June 2012, we began offering the Oncotype DX colon cancer test for use in patients with stage III disease treated with oxaliplatin-containing adjuvant therapy. In May 2013, we launched a test for prostate cancer, the Oncotype DX Genomic Prostate Score, or GPS.  This test may be used to improve treatment decisions for prostate cancer patients, in conjunction with the Gleason score, or tumor grading.  We offer our Oncotype DX tests as a clinical laboratory service from our clinical reference laboratory located in Redwood City, California.

Genomic Health, Inc. was incorporated in Delaware in August 2000.  Our principal executive offices are located at 301 Penobscot Drive, Redwood City, California 94063, and our telephone number is (650) 556-9300.

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects,” “believes,” “anticipates,” “estimates,” “may,” “could,” “intends,” and similar expressions are intended to identify forward-looking statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements.  These forward-looking statements speak only as of the date of this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.  We will discuss many of these risks and uncertainties in greater detail in any prospectus supplement under the heading “Risk Factors.”  Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in the documents we incorporate by reference into this prospectus.

These forward-looking statements speak only as of the date of this prospectus.  We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.  You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC.

USE OF PROCEEDS

Unless we state otherwise in the accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes.  General corporate purposes may include additions to working capital, financing of capital expenditures, repayment or redemption of existing indebtedness, and future acquisitions and strategic investment opportunities.  Pending the application of net proceeds, we expect to invest the net proceeds in investment grade, interest-bearing securities.

DESCRIPTION OF CAPITAL STOCK

This section describes the general terms and provisions of the shares of our common stock, par value $0.0001 per share, and preferred stock, par value $0.0001 per share.  This description is only a summary.  Our restated certificate of incorporation and our amended and restated bylaws have been filed as exhibits to our periodic reports filed with the SEC, which are incorporated by reference in this prospectus.  You should read our restated certificate of incorporation and our amended and restated bylaws for additional information before you buy any of our common stock or other securities.  See “Where You Can Find More Information.”

Common Stock

We are authorized to issue up to 100,000,000 shares of common stock.  As of April 30, 2013, there were 30,217,345 shares of common stock issued and outstanding.  Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock offered, when issued, will be fully paid and nonassessable.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock.  As of April 30, 2013, there were no shares of preferred stock issued and outstanding.  We may issue preferred stock in series, with such designations, powers, preferences and other rights and qualifications, limitations or restrictions as our board of directors may authorize, without further action by our stockholders, including:

•                  the distinctive designation of each series and the number of shares that will constitute the series;

•                  the voting rights, if any, of shares of the series and the terms and conditions of the voting rights;

•                  the dividend rate on the shares of the series, the dates on which dividends are payable, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative, and the dates from and after which dividends shall accumulate;

•                  the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

•                  the terms and conditions of a sinking or purchase fund for the purchase or redemption of shares of the series, if such a fund is provided;

•                  any preferential amount payable upon shares of the series in the event of our liquidation, dissolution or winding up, or upon the distribution of any of our assets; and

•                  the prices or rates of conversion or exchange at which, and the terms and conditions on which, the shares of the series may be converted or exchanged into other securities, if the shares are convertible or exchangeable.

The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock.  The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company, which could depress the market price of our common stock.

Certain Provisions of Delaware Law and of the Charter and Bylaws

The provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law.  We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•                       the transaction is approved by the board before the date the interested stockholder attained that status;

•                       upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•                       on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•                       any merger or consolidation involving the corporation and the interested stockholder;

•                       any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•                       subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•                       any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•                       the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of these provisions either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out of, these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws.  Our restated certificate of incorporation and amended and restated bylaws provide that:

•                       our bylaws may be amended or repealed only by a two-thirds vote of our board of directors or a two-thirds stockholder vote;

•                       no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•                       stockholders may not call special meetings of the stockholders or fill vacancies on the board;

•                       the approval of holders of two-thirds of the shares entitled to vote at an election of directors is required to amend or repeal the provisions of our certificate of incorporation regarding the inability of stockholders to take action by written consent;

•                       our board of directors is authorized to issue preferred stock without stockholder approval; and

•                       we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

PLAN OF DISTRIBUTION

We may sell the shares of common stock offered by this prospectus to one or more underwriters or dealers for public offering and sale by them or to investors directly or through agents.  The accompanying prospectus supplement will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

•                       the name or names of any underwriters, dealers or agents;

•                       the purchase price of the shares being offered and the proceeds to us from the sale;

•                       any underwriting discounts and other items constituting compensation to underwriters, dealers or agents;

•                       any public offering price;

•                       any discounts or concessions allowed or reallowed or paid to dealers; and

•                       any securities exchange or market on which the shares of common stock offered in the prospectus supplement may be listed.

Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the shares of common stock offered in the prospectus supplement.

The distribution of the shares of common stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the applicable prospectus supplement specifies.  The shares may be sold through a rights offering, forward contracts or similar arrangements.  In connection with the sale of the shares, underwriters, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent.  Underwriters may sell the shares to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.  Some of the underwriters, dealers or agents who participate in the distribution of the shares may engage in other transactions with, and perform other services for, us or our subsidiaries in the ordinary course of business.

We will provide in the applicable prospectus supplement information regarding any underwriting discounts or other compensation that we pay to underwriters or agents in connection with the offering of the shares, and any discounts, concessions or commissions which underwriters allow to dealers.  Underwriters, dealers and agents participating in the distribution of the shares may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.  Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

The shares may or may not be listed on a national securities exchange.  In connection with an offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in an offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while an offering is in progress.  The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased common stock sold by or for the account of that underwriter in stabilizing or short-covering transactions.  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of our internal control over financial reporting as of December 31, 2012, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement.  Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933.  This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits.  We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy the registration statement and any other document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC.  The address of that site on the world wide web is http://www.sec.gov.  The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus.  Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus.  Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed.  We have filed with the SEC, and incorporate by reference in this prospectus:

•                       our Annual Report on Form 10-K for the year ended December 31, 2012;

•                       our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;

•                       our Current Reports on Form 8-K filed on February 6, 2013 (with respect to Item 8.01 only) and February 7, 2013; and

•                       the description of our common stock contained in our Registration Statement on Form 8-A filed on September 26, 2005, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the initial filing date of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the termination of any offering of securities offered by this prospectus.  We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number:  Investor Relations, Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, telephone (650) 556-9300.  We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.